SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Healtheon/WebMD Corporation
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

                                    422209106
                                 (CUSIP Number)



                               Charles Mele, Esq.
                           Medical Manager Corporation
                                 669 River Drive
                       Elmwood Park, New Jersey 07407-1361
                            Telephone: (201) 703-3400
                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                February 13, 2000
             (Date of Event which requires Filing of this Statement)


--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  422209106

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Medical Manager Corporation
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                                                 (a)     |_|
                                                 (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only
--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)      OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).
          |_|
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Delaware
--------------------------------------------------------------------------------
            NUMBER OF             7       Sole Voting Power
             SHARES                       0
          BENEFICIALLY            ----------------------------------------------
            OWNED BY              8       Shared Voting Power
              EACH                        30,283,065 shares
            REPORTING             ----------------------------------------------
             PERSON               9       Sole Dispositive Power
              WITH                        0
                                  ----------------------------------------------
                                  10      Shared Dispositive Power
                                          0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          30,283,065 shares
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          16.8%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          CareInsite, Inc.
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                                            (a)      |_|
                                            (b)      |_|
--------------------------------------------------------------------------------
3         SEC Use Only
--------------------------------------------------------------------------------
4         Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
          |_|
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Delaware
--------------------------------------------------------------------------------
            NUMBER OF             7       Sole Voting Power
             SHARES                       0
          BENEFICIALLY            ----------------------------------------------
            OWNED BY              8       Shared Voting Power
              EACH                        30,283,065 shares
            REPORTING             ----------------------------------------------
             PERSON               9       Sole Dispositive Power
              WITH                        0
                                  ----------------------------------------------
                                  10      Shared Dispositive Power
                                          0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          30,283,065 shares
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          16.8%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Healtheon/WebMD Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 400 The Lenox Building, 3399 Peachtree Road, Atlanta, Georgia 30326.

Item 2.   Identity and Background

          The persons listed in numbers 1 and 2 are the persons filing this joint statement.

1.        a.      Medical Manager Corporation is a Delaware corporation
                  ("Medical Manager").

          b. The address of the principal office of Medical Manager is 669 River Drive Center 2, Elmwood Park, New Jersey 07407-1361.

          c. Medical Manager Corporation operates three lines of business. Medical Manager Health Systems is a leading provider of physician practice management systems. Porex Corporation is a leader in the development, manufacturing and distribution of porous and solid plastic products. CareInsite, Inc., provides innovative healthcare network and clinical communications services.

          d. During the last five years, Medical Manager has not been convicted in any criminal proceeding.

          e. During the last five years, Medical Manager has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.        a.      CareInsite, Inc. is a Delaware corporation ("CareInsite").

          b. The address of the principal office of CareInsite is 669 River Drive Center 2, Elmwood Park, New Jersey 07407-1361.

          c. CareInsite is an indirect majority owned subsidiary of Medical Manager. The principal business of CareInsite is providing innovative healthcare network and clinical communications services.

          d. During the last five years, CareInsite has not been convicted in any criminal proceeding.

          e. During the last five years, CareInsite has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Medical Manager and CareInsite are referred to collectively in this
Schedule 13D as the "Reporting Persons". The name and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Reporting Persons are set forth on Exhibit A attached hereto, which Exhibit is incorporated herein by reference. The business address of each of the directors and executive officers of the Reporting Persons is 669 River Drive Center 2, Elmwood Park, NJ 07407 and all of the directors and executive officers of the Reporting Persons are citizens of the United States. On February 17, 1999, Roger H. Licht, a director of Medical Manager, reached a settlement regarding an action by the Securities and Exchange Commission pursuant to which Mr. Licht agreed, without admitting or denying any of the allegations in the Securities and Exchange Commission's action, to the permanent injunction prohibiting him from any future violations of the federal securities laws. Except for the foregoing, during the last five years, to the knowledge of the Reporting Persons, no person named on Exhibit A with respect to that particular company has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The response to Item 4 is incorporated by reference herein.

Item 4.   Purpose of Transaction

          On February 13, 2000, the Issuer and Medical Manager entered into an Agreement and Plan of Merger (the "MMC Merger Agreement"), providing for the acquisition of Medical Manager by the Issuer through the merger of Medical Manager with and into the Issuer, with the Issuer as the surviving corporation (the "MMC Merger"). Also on February 13, 2000, the Issuer, Avicenna Systems Corporation, a Massachusetts corporation ("ASC"), and CareInsite entered into an Agreement and Plan of Merger (the "CareInsite Merger Agreement"; together with the MMC Merger Agreement, the "Merger Agreements"), providing for the acquisition of CareInsite by the Issuer through the merger of CareInsite with and into ASC, with ASC as the surviving corporation (the "CareInsite Merger"). ASC is a wholly owned subsidiary of Medical Manager. The Merger Agreements are included as Exhibits D and E to this Schedule 13D.

          This Statement relates to a voting agreement entered into in connection with the Merger Agreements by certain stockholders of the Issuer (the "Stockholders") to and for the benefit of Medical Manager and CareInsite (the "Voting Agreement"). Pursuant to the Voting Agreement, the Stockholders have agreed to vote their shares of Common Stock, and have granted to Medical Manager and CareInsite an irrevocable proxy to vote such shares, (a) in favor of adopting the MMC Merger Agreement, approving the MMC Merger, issuing additional shares of Common Stock in the MMC Merger and pursuant to the CareInsite Merger Agreement, and approving the other transactions contemplated by the Merger Agreements, (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreements or which would result in any of the conditions to the Merger Agreements not being fulfilled, and (c) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreements and considered and voted upon by the stockholders of the Issuer. A copy of the Voting Agreement is filed herewith as Exhibit B to this
Schedule 13D and is incorporated herein by reference. The Reporting Persons acquired the right to direct the voting of the shares of Common Stock to ensure that, unless the Merger Agreements have been terminated in accordance with their terms, such shares are voted in favor of the transactions contemplated by the Merger Agreements and not in favor of any other competing transactions.

Item 5.   Interest in Securities of the Issuer

          As a result of the Voting Agreement, the Reporting Persons may be deemed to each be the beneficial owner of 30,283,065 shares of Common Stock for purposes of Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended, which represents approximately 16.8% of the shares of Common Stock outstanding (based on the number of shares of Common Stock outstanding on February 7, 2000).

          The Stockholders retain the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

          To the knowledge of the Reporting Persons, neither the Reporting Persons nor any other person referred to in Exhibit A hereto beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

          The responses to Item 4 and Item 5 are incorporated by reference.

          On February 13, 2000, the Issuer, Medical Manager Health Systems, a wholly-owned subsidiary of Medical Manager ("MMHS"), and CareInsite entered into a business agreement (the "Health Systems Agreement") which requires, as soon as practicable after the consummation of Healtheon/WebMD's previously announced acquisition (the "Envoy Transaction") of Envoy Corporation ("Envoy"), but in any event no later than five business days after such consummation, the parties to extend the term of the Envoy Services Networked Partner Agreement between MMHS and Envoy, dated as of August 29, 1997, and amended June 29, 1998. In addition, as soon as practicable after the consummation of the Envoy

Transaction, but in any event no later than five days after such consummation, the Issuer agreed to cause Envoy to enter into an interchange agreement
(the "Interchange Agreement") with CareInsite. Under the terms of the Health Systems Agreement, the Issuer is required to pay $50,000,000 to each of MMHS and CareInsite, payable in $12,500,000 installments on each of June 30, 2000, September 30, 2000, December 31, 2000 and March 31, 2001. At the election of the Issuer, such payments may be in cash or in Common Stock. A copy of the Health Systems Agreement, including a form of the Interchange Agreement which is attached as Annex A thereto, is filed herewith as Exhibit C to this Schedule 13D and is incorporated herein by reference.

          Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

Exhibit A -   Directors and Officers of the Reporting Persons.

Exhibit B -   Voting Agreement entered into by various stockholders of
              Healtheon/WebMD Corporation in favor of Medical Manager and CareInsite, dated February 13, 2000.

Exhibit C -   Agreement among Healtheon/WebMD, CareInsite and Medical Manager
              Health Systems, dated February 13, 2000.

Exhibit D -   Joint Filing Agreement between the Reporting Persons pursuant to
              Rule 13d-1(k)(l)(iii).

Exhibit E -   Agreement and Plan of Merger between
              Healtheon/WebMD Corporation and Medical Manager
              Corporation, dated February 13, 2000.*

Exhibit F -   Agreement and Plan of Merger among Healtheon/WebMD Corporation,
              Avicenna Systems Corporation and CareInsite, Inc., dated February
              13, 2000.**


* Incorporated by reference to Exhibit 2.1 of Medical Manager's Form 8-K filed with the Commission on February 16, 2000.

** Incorporated by reference to Exhibit 2.2 of Medical Manager's Form 8-K filed with the Commission on February 16, 2000.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    March 17, 2000

                                         MEDICAL MANAGER CORPORATION

                                         By:     /S/ ANTHONY VUOLO
                                             -----------------------------------
                                         Name:   Anthony Vuolo
                                         Title:  Senior Vice President, Business
                                                 Development

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   March 17, 2000

                                      CAREINSITE, INC.

                                      By:     /S/  DAVID C. AMBURGEY
                                          --------------------------------------
                                      Name:   David C. Amburgey
                                      Title:  Senior Vice President and General
                                              Counsel

                                                                       Exhibit A

         Directors and Executive Officers of Medical Manager Corporation



                   Name                                             Principal Occupation
1.  Kim A. Davis                             Senior Vice President - Chief Executive Officer and President of
                                             Porex Corporation

2.  Thomas R. Ferguson (Director)            Partner - Ferguson, Case, Orr, Paterson & Cunningham, a law
                                             firm, Ventura, California

3.  Dr. Mervyn L. Goldstein (Director)       Physician in private practice, New York, New York

4.  Ray E. Hannah (Director)                 Vice Chairman - Porex Corporation

5.  Courtney Jones (Director)                Former Chief Financial Officer of Merrill Lynch & Co., Inc.;
                                             Treasurer of General Motors Corporation

6.  John H. Kang (Director)                  Co-Chief Executive Officer

7.  Ray Kurzweil (Director)                  President and Chief Executive Officer of
                                             Medical Learning Company, Inc.

8.  Kirk G. Layman                           Senior Vice President - Finance and Chief Accounting Officer

9.  Roger H. Licht (Director)                Partner - Licht & Licht, a law firm, Beverly Hills,
                                             California

10. James R. Love                            Executive Vice President - Finance and
                                             Administration and Chief Financial Officer

11.  James V. Manning (Director)             Chairman of the Board of Group One Software, Inc. and Former
                                             President and Chief Executive Officer of Synetic, Inc.

12.  Bernard A. Marden (Director)            Private Investor

13.  David M. Margulies, M.D.                Executive Vice President - Chief Scientist

14.  Charles A. Mele (Director)              Executive Vice President - General Counsel

15.  Chris Peifer (Director)                 President of Tice Financial Services, Inc., Tampa, Florida

16.  Marvin P. Rich (Director)               Chief Executive Officer of CareInsite, Inc.

17. Herman Sarkowsky (Director)              Chairman of the Board and Chief Executive Officer of
                                             Sarkowsky Investment Corporation, Seattle, Washington

18.  Michael A. Singer (Director)            Vice Chairman of the Board of Directors and Co-Chief
                                             Executive Officer

19.  Paul C. Suthern (Director)              President and Chief Executive Officer of CareInsite, Inc.

20.  Anthony Vuolo                           Senior Vice President - Business Development and Treasurer




21.  Albert M. Weis (Director)               President of A.M. Weis & Co., Inc., and Chairman of the Board
                                             of the New York Board of Trade, New York, New York

22.  Martin J. Wygod (Director)              Chairman of the Board of Directors

              Directors and Executive Officers of CareInsite, Inc.




                   Name                                             Principal Occupation
1.  Mark J. Adler, M.D. (Director)           Chief Executive Officer of Oncology Medical Center of San
                                             Diego, San Diego, California

2.  David C. Amburgey                        Senior Vice President, General Counsel and Secretary

3.  Richard C. Cohan                         Executive Vice President - Operations

4.  Robert C. Dieterle                       Executive Vice President, Chief Operating Officer

5.  Roger C. Holstein (Director)             Executive Vice President, Sales and Marketing

6.  James R. Love (Director)                 Executive Vice President, Chief Financial Officer

7.  James V. Manning (Director)              Director of Medical Manager Corporation

8.  David M. Margulies, M.D. (Director)      Executive Vice President, Chief Scientist

9.  Charles A. Mele (Director)               Executive Vice President, General Counsel of Medical Manager
                                             Corporation

10.  Lawrence A. Rader (Director)            General Partner of the Rader Fund

11.  Marvin P. Rich (Director)               Chief Executive Officer

12.  Michael A. Singer (Director)            Vice Chairman of the Board of Directors and Co-Chief Executive
                                             Officer of Medical Manager Corporation

13.  Joseph E. Smith (Director)              Former President of Parke-Davis Pharmaceuticals

14.  Paul C. Suthern (Director)              Vice Chairman of the Board of Directors

15.  Martin J. Wygod (Director)              Chairman of the Board of Directors

16.  Steven L. Zatz                          Senior Vice President, Medical Director

                                                                       Exhibit B




                                VOTING AGREEMENT

                                       By

                                 STOCKHOLDERS OF

                           HEALTHEON/WEBMD CORPORATION

                           MEDICAL MANAGER CORPORATION

                                       and

                                CAREINSITE, INC.

                          Dated as of February 13, 2000

                                VOTING AGREEMENT

         VOTING AGREEMENT, dated as of February 13, 2000 (this "Agreement"), by the parties identified on Schedule A hereto (each, a "Stockholder" and collectively, the "Stockholders") to and for the benefit of Medical Manager Corporation, a Delaware corporation (the "Company"), and CareInsite, Inc., a Delaware corporation ("CareInsite").

         WHEREAS, as of the date hereof, each Stockholder owns of record and beneficially, is the beneficial owner, or has the power to vote or direct the voting of the number of shares of common stock (the "Parent Common Stock"), par value $0.0001 per share, of Healtheon/WebMD Corporation, a Delaware corporation ("Parent"), set forth opposite such Stockholder's name on Schedule A hereto (such shares, together with any shares of Parent Common Stock acquired by the Stockholders prior to the termination of this Agreement, being referred to herein as the "Shares");

         WHEREAS, concurrently with the execution of this Agreement, Parent and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement), pursuant to which, upon the terms and subject to the conditions thereof, the Company will be merged with and into Parent (the "Merger"); and

         WHEREAS, concurrently with the execution of this Agreement, Parent, Avicenna Systems Corporation ("Avicenna") and CareInsite are entering into an Agreement and Plan of Merger, dated the date hereof (the "CareInsite Merger Agreement"); and

         WHEREAS, as a condition to the willingness of Parent and the Company to enter into the Merger Agreement, and Parent and CareInsite to enter into the CareInsite Merger Agreement, the Company and CareInsite have requested the Stockholders to agree, and, in order to induce the Company to enter into the Merger Agreement and CareInsite to enter into the CareInsite Merger Agreement, the Stockholders are willing to agree, to vote in favor of adopting the Merger Agreement, approving the Merger and issuing additional shares of Parent Common Stock in the Merger and pursuant to the CareInsite Merger Agreement (the "Parent Proposals"), upon the terms and subject to the conditions set forth herein.

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

         Section 1. Voting of Shares. Until the termination of this Agreement in accordance with the terms hereof, each Stockholder hereby agrees that, at the Parent Stockholders' Meeting or any other meeting of the stockholders of Parent, however called, and in any action by written consent of the stockholders of Parent, such Stockholder will vote all of its respective Shares (a) in favor of the Parent Proposals and the other transactions contemplated by the Merger Agreement and by the CareInsite Merger Agreement, (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent under the Merger Agreement, the CareInsite Merger Agreement or which would result in any of the conditions to the Merger Agreement or the CareInsite Merger Agreement not being fulfilled, and (c) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement or the CareInsite Merger Agreement and considered and voted upon by the stockholders of the Parent. Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement.

         Section 2. Proxy. Each Stockholder, by this Agreement, does hereby constitute and appoint the Company and CareInsite or either one of them, or any nominee of either of them, with full power of substitution, as the Stockholder's irrevocable proxy and attorney-in-fact to vote its Shares as indicated in
Section 1. Each Stockholder intends this proxy to be irrevocable and coupled with an interest and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by him with respect to its Shares.

         Section 3. Transfer of Shares. Each Stockholder represents and warrants that it has no present intention of taking action to, prior to the termination of this Agreement in accordance with the terms hereof, and shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of Law), pledge, encumber or otherwise dispose of any of its Shares, (b) deposit any of its Shares into a voting trust or enter into a voting agreement or arrangement with respect to its Shares or grant any proxy or power of attorney with respect thereto which is inconsistent with this Agreement, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of Law) or other disposition of any Shares, except in each case with the prior written consent of the Company and CareInsite, which shall not be unreasonably withheld or delayed if the percentage of outstanding voting common stock (on both an actual outstanding and fully diluted, fully converted basis) entitled to vote on the Parent Proposals covered by voting agreements substantially similar to this Agreement is not reduced as a result of such sale, assignment, transfer or other disposition.

         Section 4. Representations and Warranties of Stockholder. Each Stockholder hereby represents and warrants to the Company and CareInsite, severally and not jointly, with respect to itself and its ownership of its Shares as follows:

                  (a) Such Stockholder has all legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

                  (b) Such Stockholder is the record or beneficial owner of its Shares and such Shares are owned free and clear of any liens, claims, charges, encumbrances or voting agreements and commitments of every kind, other than this Agreement. Other than with respect to rights to purchase Parent Common Stock granted under Parent's stock option plans, agreements and arrangements or pursuant to warrants outstanding on the date hereof, such Stockholder does not own or hold any rights to acquire any additional Parent Common Stock or other securities of Parent or any interest therein or any voting rights with respect to any additional Parent Common Stock or any other securities of Parent.

                  (c) This Agreement has been duly executed and delivered by such Stockholder.

                  (d) This Agreement constitutes the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency or other similar requirements of Law affecting the enforcement of creditor's rights generally and by general principles of equity.

         Section 5. Termination. This Agreement shall terminate upon the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the termination of the Merger Agreement in accordance with the terms thereof; provided that the provisions of Sections 6 through 14 (inclusive) of this Agreement shall survive any termination of this Agreement; and provided further that no such termination shall relieve any party of liability for a willful breach hereof prior to termination.

         Section 6. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

         Section 7. Notices. (a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be sent by an overnight courier service that provides proof of receipt, mailed by registered or certified mail (postage prepaid, return receipt requested) or telecopied to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  if to the Company:

                           Medical Manager Corporation
                           669 River Drive
                           Elmwood Park, New Jersey  07407-1361
                           Telephone: (201) 703-3400
                           Facsimile: (201) 703-3401
                           Attention: General Counsel
                  with a copy to:

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, New York  10022
                           Telephone: (212) 848-4000
                           Facsimile:  (212) 848-7179
                           Attention:  Creighton O'M. Condon, Esq.

                  if to CareInsite:

                           CareInsite, Inc.
                           669 River Drive
                           Elmwood Park, New Jersey  07407-1361
                           Telephone: (201) 703-3400
                           Facsimile: (201) 703-3401
                           Attention: General Counsel

                  with a copy to:

                           Davis, Polk & Wardwell
                           450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000
                           Facsimile: (212) 450-4800
                           Attention: John Bick, Esq.

                  if to the Stockholders:

                           At the address set forth opposite such Stockholder's
                      name on Schedule A

                  with a copy to:

                           Nelson Mullins Riley & Scarborough, L.L.P.
                           Bank of America Corporate Center
                           Suite 2600
                           100 N. Tryon Street
                           Charlotte, North Carolina 28202
                           Telephone:  (704) 417-3200
                           Facsimile: (704) 377-4814
                           Attention: H. Bryan Ives III
                                         C. Mark Kelly

         (b) Notices of changes of address shall be effective only upon receipt.

         Section 8. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

         Section 9. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         Section 10. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

         Section 11. Assignment; Binding Effect; Benefit. (a) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties.

         (b) This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

         Section 12. Governing Law; Forum. (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state.

         (b) Each of the parties hereto irrevocably agrees that all legal actions or proceedings with respect to this Agreement shall be brought and determined in the courts of the State of Delaware or in the United States District Court for the State of Delaware, and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the jurisdiction of the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with applicable Law,

(ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts and (iii) to the fullest extent permitted by applicable Law, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

         Section 13. Counterparts. This Agreement may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

                  Section 14. WAIVER OF JURY TRIAL. EACH OF THE COMPANY AND CAREINSITE AND EACH STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE COMPANY, CAREINSITE AND THE STOCKHOLDERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

                  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above.

                                               -----------------------------




Agreed and Acknowledged:

MEDICAL MANAGER
     CORPORATION

/S/ KIRK LAYMAN
-------------------------------------------
By:  Kirk Layman
Its: Senior Vice President - Finance and
         Chief Accounting Officer

CAREINSITE, INC.

/S/ JAMES R. LOVE
-------------------------------------------
By:  James R. Love
Its: Executive Vice President and
         Chief Financial Officer

                  Section 14. WAIVER OF JURY TRIAL. EACH OF THE COMPANY AND CAREINSITE AND EACH STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE COMPANY, CAREINSITE AND THE STOCKHOLDERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

                  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above.

                                                   /S/ JEFFREY ARNOLD
                                                   ---------------------
Agreed and Acknowledged:

MEDICAL MANAGER
     CORPORATION

-------------------------------------------
By:
Its:

CAREINSITE, INC.

-------------------------------------------
By:
Its:

                                   SCHEDULE A

                                  STOCKHOLDERS

--------------------------------------------------------------------------------
                                                          Number of Shares of
                                                          Parent Common Stock
                                                                Owned of
     Name of Stockholder              Address            Record and Beneficially
--------------------------------------------------------------------------------
Microsoft Corporation          One Microsoft Way               11,933,342
                               Redmond, WA 98052

--------------------------------------------------------------------------------

                                   SCHEDULE A

                                  STOCKHOLDERS

--------------------------------------------------------------------------------
                                                          Number of Shares of
                                                          Parent Common Stock
                                                                Owned of
     Name of Stockholder              Address            Record and Beneficially
--------------------------------------------------------------------------------
/S/ JAMES H. CLARK                                             11,846,265
James H. Clark

--------------------------------------------------------------------------------

                                                                       Exhibit C


                 Agreement among Healtheon/WebMD, CareInsite and
                         Medical Manager Health Systems

         This Agreement (this "Agreement") among Healtheon/WebMD Corporation ("Healtheon/WebMD"), CareInsite, Inc. ("CareInsite"), and Medical Manager Health Systems Inc. (formerly Medical Manager Corporation) ("Medical Manager") is entered into with reference to the following facts:

         A. Healtheon/WebMD has agreed to acquire the outstanding shares of Envoy Corporation ("Envoy") pursuant to an Agreement and Plan of Merger (the "Agreement and Plan of Merger") among Healtheon/WebMD Corporation, Pine Merger Corp., Envoy Corporation, Quintiles Transnational Corporation, and QFinance, Inc., dated as of January 22, 2000 (the "Envoy Merger");

         B. Healtheon/WebMD has agreed to acquire the outstanding shares of, and to merge with, Medical Manager Corporation ("MMC") pursuant to an Agreement and Plan of Merger (the "Medical Manager Agreement and Plan of Merger") between Healtheon/WebMD and MMC, dated as of February 13, 2000;

         C. Healtheon/WebMD has agreed to acquire the outstanding shares of CareInsite pursuant to an Agreement and Plan of Merger (the "CareInsite Agreement and Plan of Merger") among Healtheon/WebMD, Avicenna Systems Corporation and CareInsite, dated as of February 13, 2000;

         D. Envoy and Medical Manager previously entered into a certain
Envoy Services Networked Partner Agreement for Medical Manager Corporation, dated as of August 29, 1997, and amended by an Addendum, dated as of June 29, 1998, pursuant to which Envoy makes certain services available to Medical Manager (the "Networked Partner Agreement");

         E. Healtheon/WebMD and Medical Manager mutually desire that the term of the Networked Partner Agreement be modified as described below and extended for a period of three years from its current expiration date of September 1, 2000;

         F. Healtheon/WebMD, CareInsite and Medical Manager mutually desire that CareInsite and Envoy should enter into an agreement concerning the interchange of administrative claims (the "Interchange Agreement");

         G. As an inducement for Medical Manager and CareInsite to enter into this Agreement, for MMC to enter into the Medical Manager Agreement and Plan of Merger, and for CareInsite to enter into the CareInsite Agreement and Plan of Merger and the Interchange Agreement, and in recognition of the benefits to Healtheon/WebMD under this Agreement, including, without limitation, the extension of the term of the Networked Partner Agreement the limitations on Medical Manager's right to terminate the Networked Partner Agreement, Healtheon/WebMD has agreed to make certain payments to Medical Manager and CareInsite; and

         H. Healtheon/WebMD understands that, in reliance upon this Agreement and the services to be provided by Healtheon/WebMD hereunder, Medical Manager and CareInsite have determined not to acquire other clearinghouse entities.

Now, therefore, Healtheon/WebMD, CareInsite and Medical Manager agree as follows:

1.0 As soon as practicable after the date of the consummation of the Envoy Merger, but in any event no later than five (5) business days after the consummation of the Envoy Merger, Healtheon/WebMD shall cause Envoy to enter into an amendment to the Networked Partner Agreement as follows:

         (a) the definition of Vendor Products in Section 1.15 shall be amended by adding, at the end, "or other computer software programs for physician office automation acquired by Vendor."

         (b) notwithstanding any other provision of this Agreement, prior to April 1, 2002, Envoy's obligations under Sections 5.9 and 5.10 of this Agreement shall apply to all ENVOY Products and ENVOY Services (including without limitation ENVOY Products and ENVOY Services delivered through Healtheon/WebMD Services and WebMD Practice). After April 1, 2002, Envoy's obligations under Sections
              5.9 and 5.10 of this Agreement shall be limited to ENVOY Products and ENVOY Services sold on a standalone basis and not bundled with WebMD Practice.

         (c) the second and third sentences of Section 10.1 shall be deleted in their entirety and replaced with the following: "EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN SECTIONS 3.15 AND 7.4, IN NO EVENT SHALL ENVOY BE LIABLE FOR INCIDENTAL, CONSEQUENTIAL OR SPECIAL DAMAGES EXCEPT IN THE EVENT OF A WRONGFUL TERMINATION BY ENVOY OR A WILLFUL FAILURE BY ENVOY TO PERFORM ITS OBLIGATIONS UNDER THIS AGREEMENT. ANY CLAIM NOT PRESENTED WITHIN ONE YEAR FROM THE DISCOVERY OF THE CLAIM SHALL BE DEEMED WAIVED. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN SECTIONS 3.15 AND 7.4, AND EXCEPT IN THE EVENT OF A WRONGFUL TERMINATION BY ENVOY OR A WILLFUL FAILURE BY ENVOY TO PERFORM ITS OBLIGATIONS UNDER THIS AGREEMENT, ENVOY'S LIABILITY TO VENDOR AND VENDOR'S CUSTOMERS UNDER THIS AGREEMENT OR WITH RESPECT TO SERVICES PERFORMED OR MATERIALS FURNISHED HEREUNDER (WHETHER UNDER CONTRACT,

              TORT, OR ANY OTHER THEORY OF LAW) SHALL IN NO EVENT EXCEED THE TOTAL AMOUNT OF FEES PAID TO ENVOY HEREUNDER DURING THE NINE-MONTH PERIOD PRECEDING SUCH CLAIM."

         (d) the term of the agreement shall be amended by deleting the words in Section 11.1 "for a period of three (3) years following the Effective Date" and substituting the words "until September 1, 2003."

         (e) the first sentence of Section 11.2 shall be deleted in its entirety and replaced with the following: "Except as expressly provided in this Section 11.2 or in the event Vendor has failed to make timely payment pursuant to this Agreement and such failure is not cured within 60 days after receipt of written notice from ENVOY of such failure to pay, ENVOY shall have no right to terminate this Agreement. Vendor shall have the right to terminate this Agreement at any time upon 60 days prior written notice given after the date which is one year after the date that the Networked Partner Agreement is amended."

         (f) the last sentence of Section 11.3 shall be deleted in its entirety and replaced with the following: "Upon the cure by Vendor of its failure to satisfy such obligations ENVOY shall resume the use by Vendor of such terminated ENVOY Service and/or ENVOY Product."

         (g) a new Section 12.12 shall be added as follows: "The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity."

         (h) the third sentence of Section 12.6 shall be deleted in its entirety.

         (i) Section 12.10 shall be deleted in its entirety and replaced with the following: "This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state, without giving effect to its conflict of laws rules. Each of the parties hereto agrees that all legal actions or proceedings with respect to this Agreement shall be brought and determined in the courts of the State of Delaware, and each of the parties hereto hereby submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the jurisdiction of the aforesaid courts."

2.0 In addition, as soon as practicable after the consummation of the Envoy Merger but in any event no later than five (5) days after the consummation of the Envoy Merger,

Healtheon/WEBMD shall cause Envoy to enter into an Interchange Agreement with CareInsite, Inc. in the form attached hereto as Annex A.

2.1 On each of June 30, 2000, September 30, 2000, December 31, 2000 and March 31, 2001, Healtheon/WebMD shall pay to CareInsite $12,500,000 and to Medical Manager $12,500,000; provided that any previous payments made to CareInsite and Medical Manager shall be repaid to Healtheon/WebMD in the event Healtheon/WebMD is no longer required to make payments to CareInsite and Medical Manager under clauses (b) or (c) of the last sentence of this Section 2.1. Such payments shall be payable at the election of Healtheon/WebMD (i) in cash by wire transfer in immediately available funds to an account designated by CareInsite and Medical Manager or (ii) in shares of common stock, par value $0.0001 per share, of Healtheon/WebMD ("Healtheon/WebMD Common Stock"); provided, however, that in the event Healtheon/WebMD elects to pay in stock and Medical Manager or CareInsite shall be restricted in any way from receiving from Healtheon/WebMD, or Healtheon/WebMD shall be restricted in any way from paying to Medical Manager or CareInsite, Healtheon/WebMD Common Stock, then Medical Manager or CareInsite, as applicable, shall have the right to designate an alternative recipient of such stock. Healtheon/WebMD agrees that all shares of Healtheon/WebMD Common Stock paid to Medical Manager or CareInsite pursuant to this Section 2.1 shall be duly authorized, validly issued, fully paid, nonassessable and free of any liens or other encumbrances. For the purpose of this Section 2.1, the value of any Healtheon/WebMD Common Stock used for payment shall be based on the average of the closing prices per share of Healtheon/WebMD Common Stock for the ten trading days immediately preceding payment. Notwithstanding the foregoing, Healtheon/WebMD shall no longer be required to make payments pursuant to this
Section 2.1 at any time after (a) either Medical Manager or CareInsite shall acquire or enter into an agreement to acquire any material clearinghouse entity or substantially all of the assets thereof, (b) termination of the Medical Manager Agreement and Plan of Merger by Healtheon/WebMD pursuant to Sections 8.01(b) (but only if at the time of termination under such Section 8.01(b) there exists a breach of such Agreement which would have resulted in the conditions to closing set forth in Sections 7.02(a) or 7.02(b) thereof failing to be satisfied), 8.01(d)(i), 8.01(d)(ii) or 8.01(f) (but not if at the time of termination under such Section 8.01(d)(i) or Section 8.01(f) there exists a breach of such Agreement which would have resulted in the conditions to closing set forth in Sections 7.03(a) or 7.03(b) thereof failing to be satisfied), or
(c) termination of the CareInsite Agreement and Plan of Merger by Healtheon/WebMD pursuant to Sections 8.01(b) (but only if at the time of termination under such Section 8.01(b) there exists a breach of such Agreement which would have resulted in the conditions to closing set forth in Sections 7.02(a) or 7.02(b) thereof failing to be satisfied) or 8.01(e) (but not if at the time of termination under such Section 8.01(e) there exists a breach of such Agreement which would have resulted in the conditions to closing set forth in Sections 7.03(a) or 7.03(b) thereof failing to be satisfied).

2.2 Medical Manager and CareInsite each agree that any shares of Healtheon/WebMD acquired by it pursuant to this Agreement are being acquired for investment only and not with a view to any public distribution thereof, and shall not offer to sell or otherwise dispose of such shares so acquired by it in violation of any of the registration requirements of the Securities Act of 1933, as amended.

2.3 This Agreement, the Interchange Agreement and the Networked Partner Agreement, as amended, constitute the entire agreement and supercede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

2.4 The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

2.5 This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state, without giving effect to its conflict of laws rules. Each of the parties hereto agrees that all legal actions or proceedings with respect to this Agreement shall be brought and determined in the courts of the State of Delaware, and each of the parties hereto hereby submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the jurisdiction of the aforesaid courts.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers, as of February 13, 2000.

MEDICAL MANAGER HEALTH                     HEALTHEON/WEBMD CORPORATION
    SYSTEMS, INC.

Signature: /s/ FRANK J. FAILLA JR.         Signature: /s/ JACK DENNISON
          -----------------------------               --------------------------
Name:          Frank J. Failla, Jr.        Name:       Jack Dennison
Title:         Vice President              Title:      Executive Vice President


CAREINSITE, INC.

Signature: /s/ JAMES R. LOVE
          -----------------------------
Name:          James R. Love
Title:         Executive Vice President and
               Chief Financial Officer

                                                                         ANNEX A

                                    AGREEMENT

This Agreement ("Agreement") is made effective this _________ day of February, 2000 by and between ENVOY Corporation (hereinafter referred to as "ENVOY") and CareInsite, Inc. (herein referred to as "CAREINSITE").

WHEREAS, ENVOY provides management and administrative services to healthcare providers that include electronic claim transmission capabilities to its customers; and

WHEREAS, CAREINSITE provides management and administrative services to healthcare providers that include electronic transactions capabilities to its customers and connects these providers to certain payers; and

WHEREAS, subject to the terms and conditions of this Agreement, ENVOY and CAREINSITE wish to allow certain electronic transactions originated by ENVOY providers to be transmitted by CAREINSITE to certain payers with whom CAREINSITE has a direct connection and an effective agreement to submit such transactions (the "CAREINSITE Payers"); and

WHEREAS, subject to the terms and conditions of this Agreement, ENVOY and CAREINSITE wish to allow certain electronic transactions originated by CAREINSITE providers to be transmitted by ENVOY to certain payers with whom ENVOY has a direct connection and an effective agreement to submit such transactions (the "ENVOY Payers");

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1.0 ENVOY PROVIDER TRANSACTION OBLIGATIONS

1.1 ENVOY and CAREINSITE shall operate their systems and services so that all administrative transactions (including claims, claim status, encounters, eligibility, referral, authorization, remittance advice, and rosters) of ENVOY'S provider customers directed to the CAREINSITE PAYERS may be, at ENVOY'S election, routed and submitted electronically through the CAREINSITE services pursuant to the license granted in Section 2.0 hereof. ENVOY may use all such administrative transactions services offered by CAREINSITE, and ENVOY may, at its option, participate in any pilots of new products. ENVOY shall enable ENVOY'S provider customers to receive all reports furnished by CAREINSITE.

1.2 ENVOY will accept from CAREINSITE all transactions for ENVOY Exclusive
Payers.

ENVOY Exclusive Payers are payers who have designated ENVOY as their exclusive network gateway for administrative transactions, including without limitation, Aetna US Healthcare.

1.3 ENVOY will send to CAREINSITE all transactions for CAREINSITE Exclusive Payers. CAREINSITE Exclusive Payers are payers who have designated CareInsite as their exclusive network gateway for administrative transactions, including, without limitation, Horizon Blue Cross Blue Shield, Empire Blue Cross Blue Shield, Group Health Incorporated and Heath Insurance Plan of Greater New York.

1.4 ENVOY will submit CAREINSITE batch transactions through the ENVOY services in batch mode to payers within 24 hours of receipt by the ENVOY services excluding Saturdays, Sundays and ENVOY holidays.

1.5 ENVOY shall furnish to each of ENVOY'S customers whose transactions are or may be submitted through the CAREINSITE services by ENVOY hereunder the training and support, including retraining and all necessary information, that may be reasonably necessary or appropriate to enable assigned employees of ENVOY'S provider customers to act to enable timely, complete and error-free transmissions of transactions through the CAREINSITE Services in accordance with the then applicable transaction specifications.

2.0 CAREINSITE GRANT OF LICENSE

CAREINSITE grants to ENVOY a non-transferable license, subject to the provisions of Article 9 of this Agreement, for the term of this Agreement to sublicense to ENVOY'S provider customers the use of the CAREINSITE services through ENVOY'S system only in compliance with the applicable CAREINSITE specifications. The license is limited to use of the CAREINSITE services only at and from provider sites with which ENVOY and/or ENVOY'S customers have a direct contractual relationship.

3.0 CAREINSITE PROVIDER TRANSACTION OBLIGATIONS

3.1 CAREINSITE and ENVOY shall operate their systems and services so that all administrative transactions (including claims, claim status, encounters, eligibility, referral, authorization, remittance advice, and rosters) of CAREINSITE'S provider customers directed to the ENVOY PAYERS may be, at CAREINSITE'S election, routed and submitted through the ENVOY services pursuant to the license granted in Section 4.0 hereof. CAREINSITE may use all such administrative services offered by ENVOY, and CAREINSITE may, at its option, participate in any pilots of new products. CAREINSITE shall enable CAREINSITE'S provider customers to receive all reports furnished by ENVOY.

3.2 CAREINSITE will accept from ENVOY all administrative transactions for CAREINSITE Exclusive Payers.

3.3 CAREINSITE will send to ENVOY all administrative transactions for ENVOY Exclusive Payers.

3.4 CAREINSITE will submit ENVOY batch transactions through the CAREINSITE services in batch mode to payers within 24 hours of receipt by the CAREINSITE services excluding Saturdays, Sundays and CAREINSITE holidays.

3.5 CAREINSITE shall furnish to each of CAREINSITE'S customers whose transactions are or may be submitted through the ENVOY services by CAREINSITE hereunder the training and support, including retraining and all necessary information, that may be reasonably necessary or appropriate to enable assigned employees of CAREINSITE'S provider customers to act to enable timely, complete and error-free transmissions of transactions through the ENVOY services in accordance with the then applicable transaction specifications.

4.0 ENVOY GRANT OF LICENSE

ENVOY grants to CAREINSITE a non-transferable license, subject to the provisions of Article 9 of this Agreement, for the term of this Agreement to sublicense to CAREINSITE'S provider customers the use of the ENVOY Services through CAREINSITE'S system only in compliance with the applicable ENVOY specifications. The license is limited to use of the ENVOY services only at and from provider sites with which CAREINSITE and/or CAREINSITE's customers have a direct contractual relationship.

5.0 FEES & COMPENSATION

5.1 CAREINSITE will pay to ENVOY the transaction incentive payment(s) identified on Exhibit A for each transaction that ENVOY passes to CAREINSITE for which CAREINSITE collects a fee from a CAREINSITE Payer. ENVOY will pay CAREINSITE the transaction incentive payment(s) identified on Exhibit A for each transaction that CAREINSITE passes to ENVOY for which ENVOY collects a fee from an ENVOY Payer. Notwithstanding the above, no transactions fee will be due for any claim status inquiry or messaging.

5.2 For those transactions for which the party submitting to a payor does not collect a payment from a payer, CAREINSITE will pay to ENVOY and ENVOY will pay to CAREINSITE the applicable fees specified on Exhibit A to the Envoy Services Networked Partner Agreement for Medical Manager Corporation dated as of August 29, 1997 and amended as of June 29, 1998, excluding the terms listed under Financial Incentives on such Exhibit.

5.3 Invoices, reports and payments for the charges identified on Exhibit A hereto will be submitted by CAREINSITE to ENVOY and by ENVOY to CAREINSITE on or about the fifteenth day of each calendar month with respect to transactions transmitted during the preceding month. Each invoice shall identify the transaction types, volumes and applicable total charge represented by the amount invoiced.

5.4 If ENVOY or any other transaction clearinghouse service offered by Healtheon/WebMD (including without limitation MedeAmerica and Actamed), directly or indirectly, is providing a system of pricing (considered on an aggregate basis) to any competitor of CAREINSITE or Medical Manager Health Systems Inc. using the ENVOY services and providing substantially similar services and with substantially equivalent transaction volume as CAREINSITE or Medical Manager Health Systems Inc., or if ENVOY materially lowers its overall pricing system, which has the effect of placing CAREINSITE or Medical Manager Health Systems Inc. at a material competitive disadvantage in the marketplace, then, at CAREINSITE's request, ENVOY agrees to negotiate in good faith an agreement with CAREINSITE which provides comparable or more advantageous pricing than that provided to any competitor of CAREINSITE or Medical Manager Health Systems Inc. If CAREINSITE, or any other transaction clearinghouse service offered by CAREINSITE, directly or indirectly, is providing a system of pricing (considered on an aggregate basis) to any competitor of ENVOY using the CAREINSITE services and providing substantially similar services and with substantially equivalent transaction volume as ENVOY, or if CAREINSITE materially lowers its overall pricing system, which has the effect of placing ENVOY at a material competitive disadvantage in the marketplace, then at ENVOY's request, CAREINSITE agrees to negotiate in good faith an agreement with ENVOY which provides comparable or more advantageous pricing than that provided to any competitor of ENVOY.

6.0 CONFIDENTIALITY; RIGHTS IN DATA

6.1 CAREINSITE recognizes the confidential nature of all source code, software, data, interface control documents, specifications and related information of ENVOY to which CAREINSITE will have access pursuant to this Agreement, and ENVOY recognizes the confidential nature of all source code, software, data, interface control documents, specifications and related information of CAREINSITE to which ENVOY will have access pursuant to this Agreement (collectively, "Confidential Information"). Both parties agree that terms and conditions of this Agreement are also Confidential Information.

6.2 Each Party acknowledges that Confidential Information may be disclosed to the other Party during the course of this Agreement. Each Party agrees that it will take reasonable steps, at least substantially equivalent to the steps it takes to protect its own proprietary information, during the term of this Agreement and following expiration or termination of this Agreement, to prevent the duplication or disclosure of Confidential Information of the other Party, other than by or to its employees or agents who must have access to such Confidential Information to perform such Party's obligations hereunder, who will each agree to comply with this section.

6.3 For the purposes of this Section 6, the following information shall not be considered to be Confidential Information: information previously known to the receiving party or any of its affiliates; information disclosed without restriction to the third parties by providing party or its affiliates; information which is or becomes available to the general public by any means other than unauthorized disclosure; information released for disclosure by the providing party with its written consent; or information developed or discovered independently of the Confidential Information.

6.4 Both ENVOY and CAREINSITE agree to use the systems and services provided in accordance with applicable laws and regulations (including without limitation any confidentiality requirements established by the Health Care Financing Administration and any state health care authorities).

7.0 DISCLAIMER OF WARRANTY

ALL SERVICES UNDER THIS AGREEMENT ARE PROVIDED BY ENVOY AND BY CAREINSITE "AS IS" AND "WITH ALL FAULTS." EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NO PARTY MAKES ANY, AND EACH HEREBY SPECIFICALLY DISCLAIMS ANY, REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, REGARDING THE SERVICES PROVIDED UNDER THIS AGREEMENT, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT AND IMPLIED WARRANTIES ARISING FROM COURSE OF DEALING OR COURSE OF PERFORMANCE.

8.0 LIMITED LIABILITY

Neither ENVOY nor CAREINSITE shall be responsible for any damages resulting from failure to transmit transactions, delays in the processing of transactions or resulting from the rejection of any claim or the non-payment of any claim.

IN NO EVENT SHALL ANY PARTY TO THIS AGREEMENT BE LIABLE OR RESPONSIBLE FOR ANY DIRECT, INDIRECT, OR CONSEQUENTIAL DAMAGES OR LOST PROFITS RESULTING FROM THE SERVICES PERFORMED BY IT OR OTHERWISE ARISING OUT OF OR RELATED TO THIS AGREEMENT EXCEPT IN THE EVENT OF A WRONGFUL TERMINATION OR A WILLFUL FAILURE TO PERFORM ITS OBLIGATIONS UNDER THIS AGREEMENT.



Except in the event of a wrongful termination or a willful failure to perform its obligations under this agreement, CAREINSITE'S entire liability for any reason under this Agreement shall not exceed the amount paid by ENVOY under this Agreement.

Except in the event of a wrongful termination or a willful failure to perform its obligations under this agreement, ENVOY's entire liability for any reason under this Agreement shall not exceed the amount paid by CAREINSITE under this Agreement.

9.0 TERM AND TERMINATION

9.1 Except as otherwise expressly set forth in this Agreement, the initial term of this Agreement shall commence on the Effective Date and shall continue until September 1, 2003. This Agreement shall then automatically continue in effect until terminated by either party upon six months' written notice.

9.2 Either party may immediately terminate this Agreement upon learning that the other party has ceased to do business in the ordinary course, become insolvent, has elected to wind up or dissolve its operation, is wound up or dissolved, files a voluntary petition in bankruptcy, or is adjudicated as bankrupt.

9.3 Termination for cause pursuant to this Section 9 shall not operate as a waiver of any rights or remedies available to the terminating party pursuant to this Agreement or applicable law.

9.4 This Agreement shall terminate upon immediate notice from one party to the other after the consummation of a merger between CareInsite and Healtheon/WebMD.

9.5 Except as expressly provided in this Article 9 or in the event a party has failed to make timely payment pursuant to this Agreement and such failure is not cured within 60 days after receipt of written notice from the other party of such failure to pay, neither party shall have a right to terminate this Agreement.

10.0 GENERAL PROVISIONS

10.1 NOTICES: All notices pertaining to this Agreement shall be in writing and unless otherwise changed by written notice, shall be sent by certified mail or facsimile to the contacts listed below. Notice shall be effective when received by the other party.



CAREINSITE, INC.
669 River Drive, River Center 2
Elmwood Park, New Jersey  07407
Attn: President
Facsimile Number:  201-703-3401
with a copy to:

CAREINSITE, INC.
669 River Drive, River Center 2
Elmwood Park, New Jersey  07407
Attn: General Counsel
Facsimile Number:  201-703-3401

ENVOY CORPORATION
15 Century Blvd. Suite 600
Nashville, TN 37214
Attn:  President
Facsimile Number:  615-231-4965

with a copy to:

ENVOY CORPORATION
15 Century Blvd. Suite 600
Nashville, TN 37214
Attn:  General Counsel
Facsimile Number: 615-231-4965

10.2 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that state, without giving effect to its conflict of laws rules.

         Each of the parties hereto irrevocably agrees that all legal actions or proceedings with respect to this Agreement shall be brought and determined in the courts of the State of Delaware or in the United States District Court for the State of Delaware, and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the jurisdiction of the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with applicable Law, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts and (iii) to the fullest extent permitted by applicable law, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

10.3 MODIFICATION: This Agreement may not be terminated or modified other than by a writing signed by authorized officers of both parties.

10.4 NONASSIGNMENT. Neither party may assign or otherwise transfer this Agreement or any of its rights or obligations under this Agreement without the consent of the other, except that either party may assign this Agreement to any parent or majority-owned subsidiary or in connection with any merger, acquisition or sale of all or substantially all of its assets.

10.5 ENTIRE AGREEMENT. This Agreement (including any and all exhibits referred to herein) contains the entire Agreement between the parties hereto, and supersedes any prior written or oral agreement between the parties concerning the subject matter hereof.

10.6 NO WAIVER. No failure on the part of either party to exercise and no delay in exercising any right or remedy hereunder shall operate as a waiver thereof or modify the terms of this Agreement. The exercise of any one remedy shall not be deemed to waive or preclude the exercise of any other remedy.

10.7 SEVERABILITY. If any provision in this Agreement is held to be invalid, void or unenforceable, the remaining provisions shall nevertheless continue in full force provided that the essential terms of the transaction remain unchanged.

10.8 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.9 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers, as of the day and year first above written.

CAREINSITE, INC.                               ENVOY CORPORATION

Signature:                                     Signature:
          -------------------------                      -----------------------

Name:                                          Name:
          -------------------------                      -----------------------

Title:                                         Title:
          -------------------------                      -----------------------

Date:                                          Date:
          -------------------------                      -----------------------

                                    Exhibit A
                              Financial Incentives

ENVOY agrees to pay CAREINSITE and CAREINSITE agrees to pay ENVOY the following financial incentives:

(a)  For Batch Claim and Encounter Transactions*

     Commencing on the Effective Date, 38% of the back end per transaction fees received by a party from a "participating payer"** for all Batch claim and encounter transactions submitted by a party's customers through such party's system which are accepted by the other party's services.

(b)  For Real Time Transactions*

     Commencing on the Effective Date, 20% of the back end per transaction fees received by a party from a "participating payer"** for all Real Time transactions submitted by a party's customers through such party's system which are accepted by the other party's services.




---------------
* For purposes of calculating financial incentives, only the "base per transaction fee" (i.e., excluding above market, special premium based fees designed to incentivize implementation of a party's services) paid to a party by its "participating payers" will be considered back end per transaction fees. As used herein, base per transaction fees shall include any recurring type fees that are paid to a party by its "participating payers" for transactions submitted by a submitting party and sent to the receiving party's "participating payers".

** For purposes of calculating financial incentives, "participating payer" shall mean a payer which pays a party per transaction fees to receive transactions from a party's services.

                                                                       Exhibit D



                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D, dated March 17, 2000 ("Schedule 13D"), with respect to the shares of common stock, par value $0.0001 per share of Healtheon/WebMD Corporation is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement dated March 17, 2000.


                           MEDICAL MANAGER CORPORATION

                                    By:     /S/ ANTHONY VUOLO
                                       -------------------------------------
                                    Name:   Anthony Vuolo
                                    Title:  Senior Vice President, Business
                                            Development


                                    CAREINSITE, INC.

                                    By:     /S/  DAVID C. AMBURGEY
                                       -------------------------------------
                                    Name:   David C. Amburgey
                                    Title:  Senior Vice President and General
                                            Counsel